INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

October 8, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am writing to follow-up our phone call yesterday regarding Silver Falcon Mining, Inc.’s response to your comment letter dated August 28, 2013 to the above-referenced report filed by the company.  Due to the need to travel out of town last week to the company’s annual shareholder meeting, the company has not been able to complete a response to portions of the comment letter that seeks information as to historical operating data of the company's mill site.  Accordingly, the company respectfully requests an extension until Friday, October 11, 2013 to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:

Pierre Quilliam

Tom Ridenour